SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Metropolitan Health Networks, Inc.

(Name of Issuer)

                                                          Common Stock

(Title of Class of Securities)

                                                              592142103

(CUSIP Number)

Martin W. Harrison, M.D., 1318 West Catalaya Avenue, Chicago, IL  60640, (312) 972-6070

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 1, 2000 - February 17, 2010*

(Date of Event Which Requires Filing of this Statement)

                If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☒

                Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7(b) for other parties to whom copies are to be sent.

                *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                          (The second part of this cover page continues on the following page.)

____________________

*Martin W. Harrison became a director of Metropolitan Health Networks, Inc. in November of 2000.

CUSIP No. 592142103	13D	Page 2 of 7

1	Names of Reporting Persons Martin W. Harrison, M.D.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (See Instructions) (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) 00
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).
6	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7

Sole Voting Power

3,949,714
	8	Shared Voting Power
	9	Sole Dispositive Power 3,949,714
	10	Shared Dispositive Power
11

Aggregate Amount Beneficially Owned by Each Reporting Person

3,949,714 (includes 900,000 shares owned by H3O, Inc., a corporation wholly-owned by Martin W. Harrison, M.D., and he serves as its sole director)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 9.3%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 592142103	13D	Page 3 of 7

Item 1.   Security and Issuer

Security:                Common Stock

Issuer:                    Metropolitan Health Networks, Inc.

250 Australian Avenue, Suite 404

West Palm Beach, FL  33401

Item 2.   Identity and Background

                        (a)   Name:  Martin W. Harrison, M.D.

                        (b)   Address:  1318 West Catalaya Avenue, Chicago, IL  60640.

                        (c)   Dr. Harrison wholly-owns, serves as sole director, and as President of H3O, Inc., a privately-held research and biomedical company located at 3675 Southwest 24th Street, Miami, FL 33145.  Dr. Harrison is a licensed physician who has practiced preventative and occupational medicine in South Florida beginning in 1991.

                        (d)  Dr. Harrison has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                        (e)  Dr. Harrison has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                        (f)  Dr. Harrison is a citizen of the United States.

Item 3.           Source and Amount of Funds or Other Consideration

                        All Common Stock owned by Dr. Harrison was acquired from (and with the full knowledge of) the Issuer.  Such Common Stock was acquired from the Issuer:  (a) to settle certain obligations owed by the Issuer to Dr. Harrison, which obligations arose from loans made by Dr. Harrison to the Issuer and/or in connection with the sale of Dr. Hamilton's practice to the Issuer; or (b) in connection with Dr. Harrison's service on the Board of Directors of the Issuer.

Item 4.           Purpose of Transaction

                        The shares of the Issuer were acquired as set forth above in the ordinary course of business and not with the purpose of changing or influencing control of the Issuer, although Dr. Harrison began serving as a director of the Issuer in November of 2000 and currently serves as a director of the Issuer.  Dr. Harrison has in place a Rule 10b5-1 sales plan adopted on March 3, 2009.

Item 5.           Interest in Securities of the Issuer

                        (a)   Amount beneficially owned:                                                                             3,949,714*

                                Percent of Class:                                                                                                  9.3%

                        *Includes 900,000 shares owned by H3O, Inc., a corporation wholly-owned by Dr. Harrison, and he serves as its sole director.

                        (b)   Number of shares as to which such person has:

                                (i)            Sole power to vote or to direct the vote:                                         3,949,714

                                (ii)           Shared power to vote or direct the vote:                                         0

                                (iii)          Sole power to dispose or to direct the disposition of:                    3,949,714

                                (iv)          Shared power to dispose or direct the disposition of:                   0

                        (c)   Non-Derivative (Stock):

                                Includes transactions in the Issuer's Common Stock during the past five years:

CUSIP No. 592142103	13D	Page 4 of 7

FORM	PLAN	FILE DATE	TRANS-ACTION DATE	TYPE	SHARES	TOTAL SHARES HELD AFTER TRADE	DESCRIPTION
4		2/17/10	2/16/10	Sale	5,000	3,949,714	Sold pursuant to Rule 10b5-1 sales plan adopted by Dr H 3/5/09. (5 sales – avg price = 2.29 total = 5,000).
4		2/9/2010	2/8/2010	Sale	5,000	3,954,714	Sold pursuant to Rule 10b5-1 sales plan adopted by Dr H 3/5/09. (8 sales - avg price = 2.2296 total = 5,000).
4		2/2/2010	2/1/2010	Sale	5,000	3,959,714	Sold pursuant to Rule 10b5-1 sales plan adopted by Dr H 3/5/09. (6 sales - avg price = 2.1288 total = 5,000).
4		1/26/2010	1/25/2010	Sale	5,000	3,964,714	Sold pursuant to Rule 10b5-1 sales plan adopted by Dr H 3/5/09. (14 sales - avg price = 2.2586 total = 5,000).
4		1/20/2010	1/19/2010	Sale	5,000	3,964,714	Sold pursuant to Rule 10b5-1 sales plan adopted by Dr H 3/5/09. (10 sales - avg price = 2.3415 total = 5,000).
4		1/12/2010	1/11/2010	Sale	5,000	3,974,714	Sold pursuant to Rule 10b5-1 sales plan adopted by Dr H 3/5/09. (10 sales - avg price = 2.3087 total = 5,000).
4		1/4/2010	1/4/2010	Sale	5,000	3,979,714	Sold pursuant to Rule 10b5-1 sales plan adopted by Dr H 3/5/09. (7 sales - avg price = 1.9972 total = 5,000).
4		1/4/2010	12/28/2009	Sale	5,000	3,984,714	Sold pursuant to Rule 10b5-1 sales plan adopted by Dr H 3/5/09. (6 sales - avg price = 1.9907 total = 5,000).
4		12/22/2009	12/21/2009	Sale	5,000	3,989,714	Sold pursuant to Rule 10b5-1 sales plan adopted by Dr H 3/5/09. (10 sales - avg price = 2.0081 total = 5,000).
4		12/15/2009	12/14/2009	Sale	5,000	3,994,714	Sold pursuant to Rule 10b5-1 sales plan adopted by Dr H 3/5/09. (6 sales - avg price = 1.9868 total = 5,000).
4		12/8/2009	12/7/2009	Sale	5,000	3,999,714	Sold pursuant to Rule 10b5-1 sales plan adopted by Dr H 3/5/09. (7 sales - avg price = 1.9976 total = 5,000).
4		12/2//09	11/30/2009	Sale	5,000	4,004,714	Sold pursuant to Rule 10b5-1 sales plan adopted by Dr H 3/5/09. (5 sales - avg price = 1.9602 total = 5,000).
4		11/24/2009	11/23/2009	Sale	5,000	4,009,714	Sold pursuant to Rule 10b5-1 sales plan adopted by Dr H 3/5/09. (8 sales - avg price = 1.9742 total = 5,000).
4		11/17/2009	11/16/2009	Sale	5,000	4,014,714	Sold pursuant to Rule 10b5-1 sales plan adopted by Dr H 3/5/09. (9 sales - avg price = 2.0282 total = 5,000).
4		11/10/2009	11/9/2009	Sale	5,000	4,019,714	Sold pursuant to Rule 10b5-1 sales plan adopted by Dr H 3/5/09. (9 sales - avg price = 2.0929 total = 5,000).
4		11/4/2009	11/2/2009	Sale	5,000	4,024,714	Sold pursuant to Rule 10b5-1 sales plan adopted by Dr H 3/5/09. (9 sales - avg price = 2.0889 total = 5,000). Signature date = 11/4/09 Filed by H & W.
4		10/27/2009	10/26/2009	Sale	5,000	4,029,714	Sold pursuant to Rule 10b5-1 sales plan adopted by Dr H 3/5/09. (11 sales - avg price = 2.146 total = 5,000).

CUSIP No. 592142103	13D	Page 5 of 7

4	10/20/2009	10/19/2009	Sale	5,000	4,034,714	Sold pursuant to Rule 10b5-1 sales plan adopted by Dr H 3/5/09. (8 sales - avg price = 2.1437 total = 5,000).
4	10/13/2009	10/12/2009	Sale	5,000	4,039,714	Sold pursuant to Rule 10b5-1 sales plan adopted by Dr H 3/5/09. (10 sales - avg price = 2.1818 total = 5,000).
4	10/6/2009	10/5/2009	Sale	5,000	4,044,714	Sold pursuant to Rule 10b5-1 sales plan adopted by Dr H 3/5/09. (14 sales - avg price = 2.1825 total = 5,000).
4	9/30/2009	9/28/2009	Sale	5,000	4,049,714	Sold pursuant to Rule 10b5-1 sales plan adopted by Dr H 3/5/09. (11 sales - avg price = 2.1703 total = 5,000). Signature date = 9/29/09.
4	9/23/2009	9/21/2009	Sale	5,000	4,054,714	Sold pursuant to Rule 10b5-1 sales plan adopted by Dr H 3/5/09. (8 sales - avg price = 2.1478 total = 5,000). Signature date = 9/22/09.
4	9/15/2009	9/14/2009	Sale	5,000	4,059,714	Sold pursuant to Rule 10b5-1 sales plan adopted by Dr H 3/5/09. (9 sales - avg price = 2.088 total = 5,000).
4	9/10/2009	9/8/2009	Company Buy-back	250,000	4,064,714
4	9/9/2009	9/8/2009	Sale	5,000	4,314,714	Sold pursuant to Rule 10b5-1 sales plan adopted by Dr H 3/5/09. (10 sales - avg price = 2.1976 total = 5,000).
4	9/2/2009	8/31/2009	Sale	5,000	4,319,714	Sold pursuant to Rule 10b5-1 sales plan adopted by Dr H 3/5/09. (8 sales - avg price = 2.1986 total = 5,000).
4	8/26/2009	8/24/2009	Sale	5,000	4,324,714	Sold pursuant to Rule 10b5-1 sales plan adopted by Dr H 3/5/09. (7 sales - avg price = 2.1354 total = 5,000).
4	8/18/2009	8/17/2009	Sale	5,000	4,329,714	Sold pursuant to Rule 10b5-1 sales plan adopted by Dr H 3/5/09. (9 sales - avg price = 2.1301 total = 5,000).
4	8/10/2009	8/10/2009	Sale	5,000	4,334,714	Sold pursuant to Rule 10b5-1 sales plan adopted by Dr H 3/5/09. (7 sales - avg price = 2.2206 total = 5,000).
4	8/3/2009	8/3/2009	Sale	5,000	4,339,714	Sold pursuant to Rule 10b5-1 sales plan adopted by Dr H 3/5/09. (9 sales - avg price = 2.4054 total = 5,000).
4	7/28/2009	7/27/2009	Sale	5,000	4,344,714	Sold pursuant to Rule 10b5-1 sales plan adopted by Dr H 3/5/09. (7 sales - avg price = 2.4693 total = 5,000).
4	7/21/2009	7/20/2009	Sale	5,000	4,349,714	Sold pursuant to Rule 10b5-1 sales plan adopted by Dr H 3/5/09. (10 sales - avg price = 2.2278 total = 5,000).
4	7/14/2009	7/13/2009	Sale	5,000	4,354,714	Sold pursuant to Rule 10b5-1 sales plan adopted by Dr H 3/5/09. (8 sales - avg price = 2.1056 total = 5,000).
4	7/7/2009	7/6/2009	Sale	5,000	4,359,714	Sold pursuant to Rule 10b5-1 sales plan adopted by Dr H 3/5/09. (11 sales - avg price = 2.1449 total = 5,000).
4	6/29/2009	6/29/2009	Sale	5,000	4,364,714	Sold pursuant to Rule 10b5-1 sales plan adopted by Dr H 3/5/09. (8 sales - avg price = 2.1116 total = 5,000).

CUSIP No. 592142103	13D	Page 6 of 7

4		6/24/2009	6/22/2009	Sale	5,000	4,369,714	Sold pursuant to Rule 10b5-1 sales plan adopted by Dr H 3/5/09. (16 sales - avg price = 1.9816 total = 5,000).
4	Omnibus	6/19/2009	6/18/2009	Acquisition - Grant from Board	16,829	4,374,714	Compensation for service on BOD for 2009. Restricted and scheduled to vest 6/18/2010.
4		6/16/2009	6/15/2009	Sale	5,000	4,357,885	Sold pursuant to Rule 10b5-1 sales plan adopted by Dr H 3/5/09. (5 sales - avg price = 1.8974 total = 5,000).
4		6/9/2009	6/8/2009	Sale	5,000	4,362,885	Sold pursuant to Rule 10b5-1 sales plan adopted by Dr H 3/5/09. (8 sales - avg price = 1.9342 total = 5,000).
4		6/2/2009	6/1/2009	Sale	5,000	4,367,885	Sold pursuant to Rule 10b5-1 sales plan adopted by Dr H 3/5/09. (6 sales - avg price = 1.97 total = 5,000).
4		5/27/2009	5/26/2009	Sale	5,000	4,372,885	Sold pursuant to Rule 10b5-1 sales plan adopted by Dr H 3/5/09. (13 sales - avg price = 1.9086 total = 5,000).
4		5/19/2009	5/18/2009	Sale	5,000	4,377,885	Sold pursuant to Rule 10b5-1 sales plan adopted by Dr H 3/5/09. (13 sales - avg price = 1.9526 total = 5,000).
4		5/12/2009	5/11/2009	Sale	5,000	4,382,885	Sold pursuant to Rule 10b5-1 sales plan adopted by Dr H 3/5/09. (12 sales - avg price = 1.8605 total = 5,000).
4		5/5/2009	5/4/2009	Sale	5,000	4,387,885	Sold pursuant to Rule 10b5-1 sales plan adopted by Dr H 3/5/09. (5 sales - avg price = 1.6722 total = 5,000).
4		4/28/2009	4/27/2009	Sale	5,000	4,392,885	Sold pursuant to Rule 10b5-1 sales plan adopted by Dr H 3/5/09. (7 sales - avg price = 1.5347 total = 5,000).
4		4/21/2009	4/20/2009	Sale	5,000	4,397,885	Sold pursuant to Rule 10b5-1 sales plan adopted by Dr H 3/5/09. (10 sales - avg price = 1.5632 total = 5,000).
4		4/20/2009	4/16/2009	Sale	5,000	4,402,885	Sold pursuant to Rule 10b5-1 sales plan adopted by Dr H 3/5/09. (9 sales - avg price = 1.5702; total = 5,000).
4	Omnibus	6/30/2008	6/26/2008	Acquisition - Grant from Board	14,500	4,407,885	Compensation for service on BOD for 2008. Restricted and scheduled to vest 6/26/2009.
4	Omnibus	6/7/2007	6/7/2007	Acquisition - Grant from Board	16,216	4,393,385	Compensation for service on BOD for 2007. Restricted and scheduled to vest 6/7/2008.
4	Omnibus	5/21/2007	5/17/2007	Acquisition - Grant from Board	10,000	4,377,169	Compensation for service on BOD for 2007. Restricted and scheduled to vest 5/17/2008.
4		1/29/2007	1/29/2007	Sale	25,000	4,367,169	Sold pursuant to Rule 10b5-1 sales plan adopted by Dr H 5/18/06.
4		12/21/2006	12/20/2006	Sale	16,700	4,392,169	Sold pursuant to Rule 10b5-1 sales plan adopted by Dr H 5/18/06.
4		12/21/2006	12/19/2006	Sale	8,300	4,408,869	Sold pursuant to Rule 10b5-1 sales plan adopted by Dr H 5/18/06.
4		12/15/2006	12/13/2006	Sale	400,000	4,417,169
4		11/21/2006	11/20/2006	Sale	25,000	4,817,169	Sold pursuant to Rule 10b5-1 sales plan adopted by Dr H 5/18/06.
4		11/3/2006	11/1/2006	Conversion (exercise options)	20,000	4,842,169

CUSIP No. 592142103	13D	Page 7 of 7

4	10/19/2006	10/19/2006	Sale	25,000	4,822,169	Sold pursuant to Rule 10b5-1 sales plan adopted by Dr H 5/18/06.
4	9/14/2006	9/12/2006	Sale	25,000	4,847,169	Sold pursuant to Rule 10b5-1 sales plan adopted by Dr H 5/18/06.
4	11/7/2005	10/31/2005	Conversion (exercised options)	20,000	4,872,169
4	10/18/2005	10/17/2005	Sale	25,000	4,852,169	Sold pursuant to Rule 10b5-1 sales plan adopted by Dr H 10/01/04.
4	9/22/2005	9/20/2005 & 9/19/05	Sale	25,000	4,877,169	5 separate sales totaling 25,000 shares. Sold pursuant to Rule 10b5-1 sales plan adopted by Dr H 10/01/04.
4	8/24/2005	8/23/2005	Sale	9,500	4,902,169	Sold pursuant to Rule 10b5-1 sales plan adopted by Dr H 10/01/04.
4	8/24/2005	8/22/2005	Sale	15,500	4,911,669	Sold pursuant to Rule 10b5-1 sales plan adopted by Dr H 10/01/04.
4	7/28/2005	7/26/2005	Sale	25,000	4,927,169	Sold pursuant to Rule 10b5-1 sales plan adopted by Dr H 10/01/04.
4	6/27/2005	6/24/2005	Sale	15,900	4,952,169	Sold pursuant to Rule 10b5-1 sales plan adopted by Dr H 10/01/04.
4	6/27/2005	6/23/2005	Sale	9,100	4,968,069	Sold pursuant to Rule 10b5-1 sales plan adopted by Dr H 10/01/04.
4	5/27/2005	5/26/2005	Sale	25,000	4,977,169	Sold pursuant to Rule 10b5-1 sales plan adopted by Dr H 10/01/04.
4	4/28/2005	4/26/2005	Sale	25,000	5,002,169	Sold pursuant to Rule 10b5-1 sales plan adopted by Dr H 10/01/04.
4	4/1/2005	3/30/2005	Sale	25,000	5,027,169	Sold pursuant to Rule 10b5-1 sales plan adopted by Dr H 10/01/04.
4	3/11/2005	2/25/2005	Sale	25,000	5,052,169	Sold pursuant to Rule 10b5-1 sales plan adopted by Dr H 10/01/04.
4	1/27/2005	1/26/2005	Sale	25,000	5,077,169	Sold pursuant to Rule 10b5-1 sales plan adopted by Dr H 10/01/04.

                        (d)   Not applicable.

                        (e)   Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Dr. Harrison and any other person with respect to any securities of the Issuer.

Item 7.           Material to be Filed as Exhibits

                        Not applicable.

Signature.

                        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                                                                                /s/ Martin W. Harrison, M.D.

Martin W. Harrison, M.D.

Dated:  February 17, 2010